

Mail Stop 3561

September 9, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Atsushi Maki
Amanasu Techno Holdings Corporation
115 East 57th Street, 11th Floor
New York, NY 10022

> **Re: Amanasu Techno Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-31261**

Dear Mr. Maki:

We have reviewed your response dated August 24, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

General

1. Please provide us with a draft of your amended Form 10-K. This should be included as an exhibit to your response filed on EDGAR.

Risk Factors, page 3

2. Please review and update this section of the filing as applicable. We refer, in particular to the disclosures under "Management" and "Control Exercised by Management." These disclosures appear to be outdated. Please revise as appropriate.

Form 8-K filed May 5, 2009

3. Refer to our previous comment 5. Please explain to us why the acquisition of Water was not treated as an acquisition of an entity under common control. Include in your response how you considered the disclosure in Note 3 in the June 30, 2009 Form 10-Q that you acquired 100% of the capital stock of Amanasu Water Corporation (Water) from a company which is controlled by your principal shareholder, who is also the Chairman of your Board of Directors. Refer to the guidance in FASB Codification 805-50-15-6.

4. As a related matter, please revise your disclosure contained in your Form 10-Q for the quarterly period ended June 30, 2009 of the transaction for compliance with FASB Codification 805-50-50-2 in future filings. Please include a draft of your proposed revised disclosure in your response.

5. To facilitate our understanding of the transaction, please provide us with additional information about the acquisition of Amanasu Water Corporation in a written response. Specifically, please provide us with a supplemental balance sheet for Amanasu Water Corporation using the carrying amounts of the assets and liabilities in the accounts of the transferring entity at the date of transfer. In addition, please tell us the fair values of these same assets and liabilities as determined by the appraisal. Please also provide us with a supplemental income statement for Amanasu Water Corporation for their most recent year. We refer to the fiscal year completed just prior to the date of transfer. Finally, you say that you issued 200,000 shares in consideration for this acquisition and that you recorded them at the current trading price. Please specifically tell us the price at which the shares were valued. We may have further comments upon review of your response.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 4 – Acquisition of Licensing Rights, page 6

6. Please explain to us in your response and revise your disclosure to indicate the impact the missed payment of the balance of the licensing rights purchase price had, or may have, on the agreement as a whole. Specifically address what recourse the seller has, and whether the deposit is recoverable by you should no new payment terms be agreed. Any other adverse effects of this event should also be discussed.

7. You state that the licensor is in the process of applying for a patent for the licensed process. In your Form 8-K, you represented that the license was to be acquired from BeMax Co. Ltd. and that the exclusive license was "for 55 patents" related to the Heartlet unit. Please explain this apparent inconsistency. If the patent application is unsuccessful, please tell us how the value of your licensing agreement will be impacted. In addition, please tell us whether and how the purchase price of the agreement will be reduced and/or refunded under the contractual agreement.

8. Please identify the party from whom you obtained the $156,990 non-interest bearing demand loan. Describe your relationship or affiliation with this party. We assume that the loan was not provided by a financial institution. Finally, please tell us where the loan has been classified on your balance sheet as of June 30, 2009. Please advise and provide us with a copy of the related written loan contract. If the original agreement is in Japanese, please provide us with a translated version of that document.

9. Identify for us, in your written response, the individual who received 1 million options as compensation for services connected with the acquisition of licensing rights. Explain your relationship and/or affiliation with this individual and describe the services he performed for you.

10. As a related matter, we are unable to agree with your apparent conclusion that the issuance of the 1 million stock options has no value. We particularly note the extended exercise period of the option (exercisable through 2019). Please reconsider your computations and record the resulting charge. In addition, in your written response, please provide us with the significant assumptions that you used (e.g. volatility) in computing this value.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results, page 9

11. Please tell us what is meant by the disclosure "[t]otal expenses for the three months period ended June 30, 2009 was $13,864 compared to $6,998 for the same period of 2008.   The increase is due primarily to irregularity in professional fee invoicing." Include in your response how you accrued for professional fees, and how that timetable relates to the timing of invoices received.

Controls and Procedures, page 9

12. Upon resolution of these comments, please reconsider your conclusions with regard to the effectiveness of disclosure controls and procedures.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief